

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Matt Reid
Principal Executive Officer, Principal Accounting Officer and Director
APPlife Digital Solutions Inc.
50 California St., #1500
San Francisco, CA 94111

> **Re: APPlife Digital Solutions Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2023**
> **File No. 000-56144**

Dear Matt Reid:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology